

August 27, 2012

Via E-mail
Michel G. Laporte
Chief Executive Officer
Methes Energies International Ltd.
3651 Lindell Road, Suite D-272
Las Vegas, NV 89103

> **Re: Methes Energies International Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 14, 2012**
> **File No. 333-182302**

Dear Mr. Laporte:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

Management's Discussion and Analysis . . . , page 22

Factors Influencing Our Results of Operations, page 23

1. We note your response to comment 12 of our letter dated July 17, 2012. Please revise your discussion on page 24 to include the clarifying information contained in your response, particularly the example that one new major customer accounted for 51% of your total revenues as of the six months ended May 31, 2012. We also note the disclosure on page F-19 that indicates that "Two major customers comprised 54% and 28% of total revenue for the six months ended May 31, 2012."

Results of Operations, page 26

2. We note your response to comment 14 of our letter dated July 17, 2012. Please further revise your disclosure to quantify each factor contributing to the increase in biodiesel cost of goods sold on pages 27 and 29. In this regard, we note you state that the increase in cost of goods sold is primarily due to costs associated with the increase in the quantity of biodiesel sold, but you do not quantify the different factors you identify as contributing to the increase in the costs of biodiesel. Refer to Item 303(a)(3)(i) of Regulation S-K.

Liquidity and Capital Resources, page 30

3. We note your response to comment 17 of our letter dated July 17, 2012 and the revisions related thereto. You state on page 31 that there was "a decrease in inventories of $535,000"

for the six months ended May 31, 2012 and that inventory turnover was seven times for that period as a result of "lower period end inventory." Please revise to explain the reason(s) for the decrease in inventories. We note your disclosure on pages 28-29 that "The resulting buildup of biodiesel inventories in December 2011 reduced the demand for B100 in January and February 2012." Accordingly, it would appear that reduced demand would result in higher inventories.

4. We note your response to comment 18 of our letter dated July 17, 2012. You have told us that "the Sombra facility has been completed and no additional investment is required to complete development or allow it to begin full-scale production." Please address the following:

- Revise to quantify how much it cost to complete the Sombra facility and/or to bring it to full-scale production. Disclose the source(s) of these funds. We note your disclosure on page 30 that you received an aggregate $2.725 million in cash proceeds from private sales of common stock and from borrowing from one stockholder.

- Revise to ensure the disclosures on pages 32 and F-7 regarding the steps you are taking to improve cash and working capital are consistent with one another. That is, we note that the paragraph on page F-7 still contains the sentence, "In order to meet its objectives, additional financing is required," while the disclosure on page 32 has omitted this sentence.

- You disclose on page 8 and elsewhere that you anticipate that Sombra will operate profitably once U.S. EPA approval is received and full-scale commercial operation commences. Revise to comment on the status of obtaining such approval, and disclose, if known, how long it has taken to obtain such approval when compared with similar entities or endeavors.

- We note from page 31 that you added $550,000 of property, plant and equipment "mainly representing costs related to the Sombra facility." Explain the nature of this PP&E.

5. In response to prior comment 18, you told us that "During the six months ended May 31, 2012, our net cash used in operating activities was $41,000 or approximately $6,800 per month." Since your net cash used in operating activities as reported in the statement of cash flows includes non-cash and other adjusting items, as previously requested, please revise to provide a discussion of the extent to which you are actually using funds in your operations on a monthly basis. Disclose your anticipated operating cash requirements once the Sombra facility commences full-scale production and address the difference, if material, to the amounts used currently.

Business, page 36

Growth Plan, page 36

6. We note your response to comment 20 of our letter dated July 17, 2012. Please revise this
    section to include the information contained in your response concerning your intention to
    hire additional personnel promptly upon completion of the offering and to actively pursue
    the elements of your growth plan as rapidly as possible. Additionally, in the second bullet
    point, please include the information from your response concerning EPA approval.

Underwriting, page 64

Representative's Warrant, page 65

7. We note your response to comment 41 of our letter dated July 17, 2012. Supplementally,
    please confirm, if true, that the representative's warrants are exercisable within one year. In
    this regard, we note your disclosure that the representative's warrants are issuable upon
    completion of the offering and exercisable on the first anniversary of the effective date.

Exhibits and Financial Statement Schedules, page II-3

8. We note your response to comment 44 of our letter dated July 17, 2012. Given that TKMS
    is your exclusive manufacturer of your Denami 600 and Denami 3000 processors (see page
    43), please tell us what consideration you gave to filing the TKMS agreement as an exhibit
    to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In your
    response, please clarify for us whether other suppliers are producing the Denami processors
    either for you or for third parties, processors for which you state on page 43 that you own all
    intellectual property rights. In this regard, we note from your response that TKMS is not a
    unique source for the equipment you purchase, which you state is produced by many
    suppliers to the pharmaceutical industry. Finally, please disclose your plans for the
    production of your Denami processors upon expiration of your agreement with TKMS on
    September 30, 2012.

    You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial

statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.


Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief


cc: Stephen Zelnick, Esq. (*via e-mail*)
       Morse, Zelnick, Rose & Lander LLP